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                                                                     EXHIBIT 99

Contacts:

Ribozyme Pharmaceuticals, Inc.     Noonan/Russo Communications, Inc.
Ralph E. Christoffersen, Ph.D.     (212) 696-4455
CEO and President                     Anthony J. Russo, Ph.D., ext. 202 (media)
(303) 449 - 6500                      Amy Martini, ext. 255 (investors)


      RIBOZYME SIGNS MAJOR TARGET VALIDATION AND THERAPEUTIC DEVELOPMENT
                        DEAL WITH SCHERING AG, GERMANY

         Boulder, Colorado; April 14, 1997 - Ribozyme Pharmaceuticals, Inc.
(RPI) (NASDAQ:RZYM) today announced that they have signed a major research collaboration with Schering AG, Germany, focusing on the use of ribozymes for therapeutic target validation, as well as the development of ribozymes as therapeutic agents.

The collaboration will utilize the special selectivity of ribozymes to validate new molecular therapeutic targets, and to discover new therapeutic agents based on those targets. RPI will provide its expertise in ribozyme design, synthesis and delivery, and Berlex Laboratories, Inc., a U.S. subsidiary of Schering AG, Germany, will provide candidate targets, cell culture screens, animal models and development and commercialization expertise to the collaboration. It is anticipated that hundreds of potential targets will be examined over a five year period, and Berlex will have options to commercialize products from validated targets.

Schering AG, Germany will make an equity investment of up to $5 million over the next year and will separately provide loans of up to $2 million for each of the next five years. These loans are convertible into equity at the option of Schering AG, Germany under certain circumstances. In addition, Schering AG, Germany will make research payments of $2 million a year for the next five years and RPI may earn success fees and product development milestones, and will manufacture synthetic ribozyme products and receive royalties on both ribozyme and non-ribozyme products. All such payments are subject to certain restrictions, including receipt of certain third party consents and the termination of the research collaboration at Schering AG, Germany's option upon one year's notice. Under certain circumstances, total payments to RPI during the collaboration and prior to product sales could exceed $60 million over the term of the collaboration.

"This is RPI's second partnership in the area of target validation, and is consistent with RPI's strategy to offer ribozyme target validation screening capabilities to multiple partners," said Dr. Ralph Christoffersen, President and CEO of RPI. "We believe that our ribozyme target validation technology goes beyond determination of biological function of genes, and forms a natural and significant extension of genome sequencing efforts. Target validation and the development of ribozyme-based therapeutics against these targets are an important part of RPI's strategy for ribozyme commercialization, and it is a real pleasure for RPI to initiate this collaboration with Schering AG, Germany, who brings significant


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expertise, reagents and resources to the collaboration. We look forward to the validation of many new therapeutic targets and creation of new products."

RPI is a public company that was founded to capitalize on the broad potential of ribozymes for use as human therapeutics and in other areas, including the identification of gene function and therapeutic target validation. Ribozymes are a form of RNA that have the ability to selectively inhibit protein production. RPI has also entered into collaborations with Chiron Corporation and the Parke-Davis Division of the Warner Lambert Company to develop ribozyme products for specific therapeutic targets in human health, a second collaboration with Chiron in the gene function/target validation area, with DowElanco for certain agricultural applications, with Pharmacia Biotech AB on the production-scale synthesis of RNA and chimeric oligonucleotides, with Alza Corporation on ribozyme delivery, with Protogene laboratories to develop automated machines for high throughput non-DNA nucleic acid synthesis, and with IntelliGene Corporation for development of ribozyme-based diagnostics.


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http://www.noonanrusso.com